MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	33724-1 / W0012901.DOC

November 14, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street North East, Mailstop 7010
Washington, DC 20549

Attention: Donna Levy, Division of Corporate Finance

Dear Sir/Mesdames:

Re:	Century Petroleum Corp. (the “Company”)
Form 10-KSB for Fiscal Year Ended April 30, 2007, As Amended
Filed June 23, 2008
Form 10-QSB for Fiscal Quarter Ended January 31, 2008
Filed March 24, 2008
Your File No. 333-126490

We are the solicitors for the Company. Further to our respective voice mail messages, we have been advised that the Company anticipates making amended filings and filing responses to all outstanding comments by November 21, 2008.

Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. Macdonald Law Corporation

Per: /s/ William L. Macdonald

William L. Macdonald

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.